

January 11, 2011

Mr. Edward Chaplin
Chief Financial Officer
MBIA INC.
113 King Street
Armonk, NY 10504

**Re:    MBIA INC.**
**Form 10-K filed March 1, 2010**
**Form 10-Q filed May 10, 2010**
**File No. 001-9583**

Dear Mr. Chaplin:

We have reviewed your November 19, 2010 response to our October 28, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Period Ended December 31, 2009

Consolidated Financial Statements
Note 6: Investments, page 172

1. Please revise your proposed disclosure provided in response to comment one to state whether any contractual cash flows were received late. If so, please clarify how these late collections impacted your impairment assessment.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 79

2. Refer to your response to comment three. Although you indicate you are currently evaluating your loss provision adjustment to your adjusted book value measure, please explain to us why your use of a static 12% to estimate unidentified claims for the

computation of this adjustment is meaningful to you and your investors when you are now required under GAAP to estimate all expected future losses on a probability-weighted basis.  In light of your observation that your loss experience over the last several years was unprecedented, it would appear that your estimate of expected future claims may be more reliable and relevant than the 12% amount you recorded as a general reserve prior to your adoption of SFAS 163 in 2009.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant